Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Noah Holdings Private Wealth and Asset Management Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

(1) PROPOSED SHARE SUBDIVISION; AND

(2) NOTICE OF EXTRAORDINARY GENERAL MEETING

Capitalized terms used in this cover page shall have the same meanings as those defined in this circular.

A letter from the board is set out on pages 4 to 11 of this circular.

A notice convening the EGM to be held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Thursday, October 26, 2023 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Wednesday, October 25, 2023, New York time), and at any adjourned meeting thereof, is set out on pages 16 to 18 of this circular. The form of proxy for use at the EGM is enclosed with this circular. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (ir.noahgroup.com) and the SEC (www.sec.gov).

The Board has fixed the close of business on Tuesday, September 12, 2023, Hong Kong time, as the record date (the “Shares Record Date”) of the ordinary shares. Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the EGM or any adjourned meeting thereof. Holders of the ADSs as of the close of business on Tuesday, September 12, 2023, New York time (the “ADS Record Date”) who wish to exercise their voting rights in respect of the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 9:00 a.m. on Tuesday, October 24, 2023, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the EGM, and Citibank, N.A. must receive your voting instructions in your ADS voting instruction card by no later than 10:00 a.m. on Tuesday, October 17, 2023, New York time, to enable the votes attaching to the ordinary shares represented by your ADSs to be cast at the EGM.

September 19, 2023

CONTENTS

Pages

DEFINITIONS	1

LETTER FROM THE BOARD	4

1.	Introduction	4

2.	Proposed Share Subdivision	5

3.	Change in Board Lot Size	7

4.	Reason for the Share Subdivision and Change in Board Lot Size	8

5.	General	8

6.	Responsibility Statement	11

7.	Recommendation	11

8.	Additional Information	11

APPENDIX I	–	EXPECTED TIMETABLE FOR THE SHARE SUBDIVISION AND THE CHANGE IN BOARD LOT SIZE	12

NOTICE OF EXTRAORDINARY GENERAL MEETING	16

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American Depositary Share(s), being two ADSs representing one Share prior to the ADS Ratio Change, and one ADS representing five Subdivided Shares after the ADS Ratio Change

“ADS Ratio Change”	a change in the Company’s ratio of ADSs from two ADSs representing one Share to a new ratio of one ADS representing five Subdivided Shares, subject to and conditional upon the Share Subdivision becoming effective

“Affected Clients”	the 818 affected clients of the Camsing Incident, all of whom were independent third parties of the Company

“Board”	the board of Directors

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“Change in Board Lot Size”	the change in the board lot size of the Company’s ordinary shares for trading on the Hong Kong Stock Exchange from 20 Shares to 2,000 Subdivided Shares, subject to the Share Subdivision becoming effective

“Company”, “we”, “us”, or “our”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)”

“Camsing Incidents”	details of the Camsing Incident are set out in the section headed “Business – Legal and Administrative Proceedings – The Camsing Incident” from pages 224 to 232 of the Prospectus

“Director(s)”	the director(s) of the Company

“Deposit Agreement”	the deposit agreement by and among the Company and Citibank, N.A., among others, dated as of November 9, 2010, and its amendments dated as of March 28, 2016 and as of December 22, 2022

DEFINITIONS

“EGM”	the extraordinary general meeting of the Company to be held on or around October 26, 2023

“Existing Share Certificate(s)”	share certificate(s) for the Share(s)

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	September 12, 2023, being the latest practicable date for ascertaining certain information for inclusion in this circular before the publication of this circular

“Memorandum and Articles of Association”	the sixth amended and restated memorandum of association and articles of association of the Company adopted on December 16, 2022 and effective on December 23, 2022, as amended from time to time

“NYSE”	New York Stock Exchange

“PRC”	the People’s Republic of China, excluding, for the purposes of this circular only, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan, except where the context requires otherwise

“RSU(s)”	restricted share units

“RSU Plan”	the ex gratia settlement offer to the Affected Clients, pursuant to which any Affected Clients who agreed to settle with the Company on the Camsing Incident shall receive RSUs, the vesting of which shall be subject to the vesting schedule pursuant to the terms of the RSU Plan

DEFINITIONS

“SEC”	U.S. Securities and Exchange Commission

“Share(s)”	existing ordinary share(s) of par value of US$0.0005 each in the share capital of the Company prior to the Share Subdivision becoming effective

“Share Incentive Plans”	refer to (i) the 2010 share incentive plan as amended and initially filed with the SEC on October 27, 2010, (ii) the 2017 share incentive plan adopted on December 29, 2017 and filed with the SEC on December 29, 2017, and (iii) the 2022 share incentive plan adopted on the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022

“Share Subdivision”	the proposed subdivision of each issued and unissued Share into ten (10) Subdivided Shares

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“Subdivided Share(s)”	ordinary share(s) of par value of US$0.00005 each in the share capital of the Company upon the Share Subdivision becoming effective

“Subdivided Share Certificate(s)”	share certificate(s) for the Subdivided Share(s)

“subsidiary” or “subsidiaries”	has the meaning ascribed to it under the Hong Kong Listing Rules

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the U.S.

“%”	per cent

LETTER FROM THE BOARD

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

Directors
Ms. Jingbo Wang (汪靜波) (Chairwoman of
       the Board and chief executive officer)
Mr. Zhe Yin (殷哲)

Non-executive Directors
Ms. Chia-Yue Chang (章嘉玉)
Mr. Kai Wang (王愷)
Mr. Boquan He (何伯權)

Independent Directors
Dr. Zhiwu Chen (陳志武)
Ms. Cynthia Jinhong Meng (孟晉紅)
Ms. May Yihong Wu (吳亦泓)
Mr. Jinbo Yao (姚勁波)	Registered office
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Principal Executive Officers of Main Operations
1226 South Shenbin Road
Minhang District
Shanghai, PRC

Address in Hong Kong
34 Floor, Tower Two
Times Square, 1 Matheson Street
Causeway Bay, Hong Kong

September 19, 2023

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED SHARE SUBDIVISION; AND

(2) NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

Reference is made to the announcement of the Company dated August 29, 2023 in relation to the proposed Share Subdivision, the Change in Board Lot Size and the record date for the EGM.

The Board wishes to seek the approval of the Shareholders at the EGM for the proposed Share Subdivision. The purpose of this circular is to provide Shareholders with further information on the proposal that will be put forward at the EGM for Shareholders’ approval and the notice of EGM.

LETTER FROM THE BOARD

2.	PROPOSED SHARE SUBDIVISION

The Board proposes that each issued and unissued Shares with a par value of US$0.0005 each be subdivided into ten (10) Subdivided Shares with a par value of US$0.00005 each.

Effect of the Share Subdivision

As of the Latest Practicable Date, the authorized share capital of the Company is US$50,000 divided into 100,000,000 Shares of par value of US$0.0005 each, of which 31,945,575 Shares of par value of US$0.0005 each have been issued and are fully paid or credited as fully paid. Immediately following the Share Subdivision being effective, the authorized share capital of the Company will be US$50,000 divided into 1,000,000,000 Subdivided Shares, of which 319,455,750 Subdivided Shares will be in issue and fully paid or credited as fully paid, assuming that no further Shares will be issued or repurchased and prior to the Share Subdivision becoming effective.

Upon the Share Subdivision becoming effective, the Subdivided Shares shall rank pari passu in all respects with each other in accordance with the Memorandum and Articles of Association and shall have the same rights and privileges and be subject to the same restriction as the Shares in issue prior to the Share Subdivision, and the Share Subdivision will not result in any change in the relevant rights of the Shareholders.

Simultaneous ADS Ratio Change

In connection with the Share Subdivision, the Board has approved the ADS Ratio Change from two ADSs representing one Share to a new ratio of one ADS representing five Subdivided Shares. The ADS Ratio Change is subject to and conditional upon the Share Subdivision becoming effective. The ADS Ratio Change and the Share Subdivision, if approved, will take effect on the same date. No action is required by the Company’s ADS holders to effect the ADS Ratio Change (other than to vote to approve the Share Subdivision proposal at the EGM).

Because the ADS Ratio Change is proportionate to the Share Subdivision, no issuance, cancellation or exchange of ADSs will be necessary or carried out in connection with the ADS Ratio Change and Share Subdivision. In addition, because the Share Subdivision and ADS Ratio Change are exactly proportionate, the ADS Ratio Change, in and of itself, is neutral in its impact on the per-ADS trading price of the ADSs on the NYSE, as the percentage interest in the Company represented by each ADS will not be altered. The Share Subdivision and ADS Ratio Change will not result in the issuance of any ADSs or any change in the number of ADSs held by any ADS holder.

LETTER FROM THE BOARD

Conditions of the Share Subdivision

The Share Subdivision is conditional upon:

(a)	the passing by the Shareholders at the EGM of an ordinary resolution approving the Share Subdivision;

(b)	the Hong Kong Stock Exchange granting the listing of, and permission to deal in (i) the Subdivided Shares; and (ii) any Subdivided Shares which may be issued upon (A) exercise of the share options and share awards granted and to be granted under the Share Incentive Plans and (B) vesting of the RSUs granted and to be granted under the RSU Plan; and

(c)	the compliance with all relevant procedures and requirements under the laws of the Cayman Islands (where applicable), the requirements from NYSE and the Hong Kong Stock Exchange to effect the Share Subdivision.

The Share Subdivision will become effective after all of the conditions of the Share Subdivision above are fulfilled.

Listing Application

An application will be made by the Company to the Hong Kong Stock Exchange for the listing of, and the permission to deal in (i) the Subdivided Shares; and (ii) any Subdivided Shares which may be issued upon (A) exercise of the share options and share awards granted and to be granted under the Share Incentive Plans and (B) the vesting of the RSUs granted and to be granted under the RSU Plan. All necessary arrangements will be made for the Subdivided Shares to be admitted into CCASS established and operated by HKSCC.

Subject to the granting of the listing approval for the listing of, and permission to deal in, the Subdivided Shares on the Hong Kong Stock Exchange, the Subdivided Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Subdivided Shares on the Hong Kong Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Hong Kong Stock Exchange on any trading day is required to take place in CCASS on the second settlement day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

No part of the securities of the Company is listed or dealt in or on which listing or permission to deal is being or is proposed to be sought on any other stock exchanges other than NYSE or the Hong Kong Stock Exchange and no such listing permission to deal in is being or currently proposed to be sought from any other stock exchanges.

LETTER FROM THE BOARD

Exchange of Share Certificates

Holders of Shares listed in Hong Kong may submit their Existing Share Certificates (colored blue) to the address and between the times set out below in exchange for Subdivided Share Certificates (colored dark green). Subject to the Share Subdivision having become effective, the Existing Share Certificates for the Shares will only be valid for delivery, trading and settlement purposes for the period up to 4:10 p.m. on Friday, December 1, 2023 and thereafter will not be accepted for delivery, trading and settlement purposes. However, the Existing Share Certificates will continue to be good evidence of legal title and may be exchanged for Subdivided Share Certificates for the Subdivided Shares at any time.

Period to exchange for Subdivided Share certificates at no extra cost	Monday, October 30, 2023 until Tuesday,
December 5, 2023 (Hong Kong Time) (both days inclusive)

Exchange for Subdivided Share certificates for HK$2.50 (or as otherwise specified by the Hong Kong Stock Exchange)(1)	Wednesday, December 6, 2023 (Hong Kong Time) onwards

Address	Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Note:

(1)	The total fee for exchange of Subdivided Share Certificates will be the higher of HK$2.50 multiplied by the number of certificates issued or HK$2.50 multiplied by the number of certificates cancelled.

3.	CHANGE IN BOARD LOT SIZE

The Shares are currently traded on Hong Kong Stock Exchange in board lot size of 20 Shares each. The Board proposes that, subject to and conditional upon the Share Subdivision becoming effective, the board lot size will be changed from 20 Shares to 100 Subdivided Shares. The Change in Board Lot Size will not affect any of the relative rights of the Shareholders. There will be a temporary counter open for trading in temporary board lot of 200 Subdivided Shares (in the form of Existing Share Certificates) between 9:00 a.m. on Monday, October 30, 2023 and 4:10 p.m. on Friday, December 1, 2023.

The expected timetable for the Share Subdivision and Change in Board Lot Size is set out in Appendix I to this circular.

LETTER FROM THE BOARD

4.	REASON FOR THE SHARE SUBDIVISION AND CHANGE IN BOARD LOT SIZE

The Share Subdivision will increase the number of shares issued by the Company, and reduce the nominal value and trading price of each Share. The Board believes that this will lower the investment barrier and increase the trading liquidity of the Share. The increase in trading liquidity would attract more investors to trade in the Shares, and give the Company more flexibility to explore future fundraising activities.

Based on the closing price of HK$206.4 per Share as of the Latest Practicable Date, the market value per board lot of 20 Shares is approximately HK$4,128. The expected value per new board lot of 100 Subdivided Shares would be approximately HK$2,064 immediately upon the Share Subdivision and the Change in Board Lot Size becoming effective. Upon the Change in Board Lot Size, the Company is expected to be in compliance with the board lot value being more than HK$2,000 as set out in the Guide on Trading Arrangements for Selected Types of Corporate Actions issued by the Hong Kong Stock Exchange on November 28, 2008 and updated on October 1, 2020. Although the Share Subdivision will result in downward adjustment to the trading price of the Shares, the Share Subdivision would, together with the Change in Board Lot Size, enhance the liquidity in trading of Subdivided Shares and thereby would enable the Company to attract more investors and broaden its Shareholder base. Both the Share Subdivision and the Change in Board Lot Size will not result in odd lots or fractional shares.

As of the Latest Practicable Date, the Company has no intention to carry out other corporate actions in the next 12 months which may have an effect of undermining or negating the intended purpose of the Share Subdivision and the Change in Board Lot Size.

Save for the expenses to be incurred by the Company in relation to the Share Subdivision and the Change in Board Lot Size, the implementation of the Share Subdivision will not, by itself, alter the underlying assets, business operations, management or the financial position of the Company or the proportionate interest of the Shareholders.

Based on the above, the Board considers that the proposed Share Subdivision and Change in Board Lot Size are fair and reasonable, as well as in the best interests of the Company, its Shareholders and investors overall.

5.	GENERAL EGM

The notice of the EGM is set out on pages 16 to 18 of this circular. The form of proxy for use at the EGM is also enclosed with this circular. The EGM will be held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Thursday, October 26, 2023 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Wednesday, October 25, 2023, New York time), and at any adjourned meeting thereof. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (ir.noahgroup.com) and the SEC (www.sec.gov).

LETTER FROM THE BOARD

Record date, share ownership and quorum

The Board has fixed the close of business on Tuesday, September 12, 2023, Hong Kong time, as the record date (the “Shares Record Date”) of the ordinary shares. Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the EGM and any adjourned and postponed meeting thereof. Holders of ADSs as of the close of business on Tuesday, September 12, 2023, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

One or more Shareholders of at least 10% of all issued voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Voting and solicitation

Each ordinary share issued as of the close of business on the Shares Record Date is entitled to one vote at the EGM. A resolution put to the vote at the EGM will be decided by way of poll in accordance with Rule 13.39(4) of the Hong Kong Listing Rules. A Shareholder who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, none of the Shareholders has any direct or indirect material interest in the proposed Share Subdivision and accordingly, no Shareholder is required to abstain from voting on the resolution to be proposed at the EGM.

Voting by holders of Shares

When proxy forms are properly dated, executed and returned by holders of ordinary shares to the mailing address as set out in the proxy form by no later than 9:00 a.m. on October 24, 2023, Hong Kong time (the deadline for the return of such proxy forms), the Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the ordinary shares in his/her/its discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy form. Where the chairman of the EGM acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Shares for the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of ordinary shares abstains from voting on any particular resolution, the votes attaching to such Shares will not be included or counted in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). The return of a form of proxy will not preclude the Shareholder from attending and voting in person at the EGM.

LETTER FROM THE BOARD

Voting by holders of ADSs

As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. (or its custodian), in its capacity as depositary of the ADSs, may attend and vote (or cause its custodian to attend and vote) those ordinary shares at the EGM.

The Company has requested Citibank, N.A., as depositary of the ADSs, to distribute to ADS holders of record as of the ADS Record Date, the notice of the EGM, the proxy statement and an ADS voting instruction card. If you are a beneficial owner of ADSs registered in the name of a brokerage firm, bank or other financial institution, that organization will provide you with the voting instructions rather than Citibank, N.A.

Upon timely receiving a duly completed ADS voting instruction card from an ADS holder in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote, or cause the custodian to vote, the amount of ordinary shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instructions as follows: given that voting takes place at the EGM by poll, Citibank, N.A. will instruct the custodian to vote the ordinary shares in accordance with the voting instructions received from ADS holders of record. If Citibank, N.A. does not receive the ADS voting instructions from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the Deposit Agreement, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of ordinary shares represented by such ADSs unless the Company informs Citibank, N.A. that (a) it does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of the holders of ordinary shares may be materially adversely affected. Neither Citibank, N.A. nor the custodian shall, under any circumstances exercise any discretion as to voting or vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the ordinary shares represented by ADSs except pursuant to and in accordance with the voting instructions timely received from ADS holders or as specifically contemplated in the deposit agreement for the ADSs. Notwithstanding, Citibank N.A. shall, if so requested in writing by the Company, represent all ordinary shares (whether or not voting instructions have been received in respect of such ordinary shares from ADS Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the EGM.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return the ADS voting instruction card to Citibank, N.A. in a timely manner, in which case the underlying ordinary shares represented by your ADSs may not be voted in accordance with your wishes.

Citibank, N.A. must receive your voting instructions in your ADS voting instruction card by no later than 10:00 a.m. on October 17, 2023, New York time, to enable the votes attaching to the ordinary shares represented by your ADSs to be cast at the EGM.

LETTER FROM THE BOARD

Revocability of proxies and ADS instruction card

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS voting instruction card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh ADS voting instruction card for ADSs, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS voting instruction card set forth above, or (b) for holders of Shares only, by attending the EGM and voting in person at the EGM.

In accordance with Rule 13.39(4) of the Hong Kong Listing Rules, all votes of the Shareholders at the EGM shall be taken by poll and an announcement on the poll results will be published by the Company after the EGM in the manner prescribed under the Hong Kong Listing Rules.

6.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

7.	RECOMMENDATION

The Directors believe that the proposed resolution set out in this circular and notice of EGM in relation to the Share Subdivision is in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favor of the relevant resolution to be proposed at the EGM.

8.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix I to this circular and the notice of the EGM.

Yours faithfully, for and on behalf of the Board of Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang Chairwoman of the Board

APPENDIX I	EXPECTED TIMETABLE FOR THE SHARE SUBDIVISION AND THE CHANGE IN BOARD LOT SIZE

The following timetable(1) sets out the key days for the Share Subdivision and Change in Board Lot Size:

	Hong Kong Time	U.S. Eastern Time

Record date for the EGM, for holders of Shares listed in Hong Kong (the “Shares Record Date”)(2)	4:30 p.m., Tuesday, September 12, 2023	–

Record date for the EGM, for holders of ADSs listed in the U.S. (the “ADS Record Date”, together with the “Shares Record Date”, the “Record Dates”)(3)	–	Close of business, Tuesday, September 12, 2023

Latest time for lodging transfer documents to qualify for attending and voting at the EGM, for holders of Shares listed in Hong Kong	Not later than 4:30 p.m., Tuesday, September 12, 2023	–

Latest time for lodging votes to depositary bank, for holders of ADSs listed in the U.S.(4)	–	10:00 a.m., Tuesday, October 17, 2023

Latest time for lodging forms of proxy for the EGM, for holders of Shares listed in Hong Kong(5)	9:00 a.m., Tuesday, October 24, 2023	–

Date and time of the EGM	9:00 a.m., Thursday, October 26, 2023	9:00 p.m., Wednesday, October 25, 2023

Announcement of poll results of the EGM	Before 8:00 p.m., Thursday, October 26, 2023	Before 8:00 a.m., Thursday, October 26, 2023

APPENDIX I	EXPECTED TIMETABLE FOR THE SHARE SUBDIVISION AND THE CHANGE IN BOARD LOT SIZE

The following tables sets out the events following the approval at the EGM and upon the fulfillment of the conditions for the Share Subdivision:

	Hong Kong Time	U.S. Eastern Time

Effective date for the Share Subdivision	Monday, October 30, 2023

Commencement of dealings in the Subdivided Shares, for holders of Shares listed in Hong Kong	9:00 a.m., Monday, October 30, 2023	–

Original counter for trading the Shares in board lots of 20 Shares (being the “existing board lot”) temporarily closes on the Hong Kong Stock Exchange, for holders of Shares listed in Hong Kong	9:00 a.m., Monday, October 30, 2023	–

Temporary counter for trading in the Subdivided Shares (in the form of Existing Share Certificates) and in board lots of 200 Subdivided Shares (being the “temporary board lot”) opens on the Hong Kong Stock Exchange, for holders of Shares listed in Hong Kong	9:00 a.m., Monday, October 30, 2023	–

First day of free exchange of Existing Share Certificates for the Subdivided Share Certificates for the Subdivided Shares, for holders of the Shares listed in Hong Kong	Monday, October 30, 2023	–

Original counter for trading in the Subdivided Shares (in the form of new Subdivided Share Certificates) and in new board lot of 100 Subdivided Shares (being the“new board lot”) re-opens on the Hong Kong Stock Exchange, for holders of Shares listed in Hong Kong	9:00 a.m., Monday, November 13, 2023	–

APPENDIX I	EXPECTED TIMETABLE FOR THE SHARE SUBDIVISION AND THE CHANGE IN BOARD LOT SIZE

	Hong Kong Time	U.S. Eastern Time

Parallel trading in the Subdivided Shares (in the form of Existing Share Certificates and Subdivided Share Certificates) starts on the Hong Kong Stock Exchange, for holders of Shares listed in Hong Kong	9:00 a.m., Monday, November 13, 2023	–

Temporary counter for trading in the Subdivided Shares (in the form of Existing Share Certificates) and in temporary board lot closes on the Hong Kong Stock Exchange, for holders of Shares listed in Hong Kong	4:10 p.m., Friday, December 1, 2023	–

Parallel trading in the Subdivided Shares (in the form of Existing Share Certificates and Subdivided Share Certificates) closes on the Hong Kong Stock Exchange, for holders of Shares listed in Hong Kong	4:10 p.m., Friday, December 1, 2023	–

Last day of free exchange of Existing Share Certificates for Subdivided Share Certificates, for holders of Shares listed in Hong Kong	4:30 p.m., Tuesday, December 5, 2023	–

Notes:

(1)	Dates and times above are indicative only and may be varied by the Company. Any consequential changes to the expected timetable will be notified to the Shareholders (including ADS(s) holders) as and when appropriate in accordance with relevant Hong Kong and U.S. regulations.

(2)	New holders of Shares registered after the Shares Record Date will not be entitled to attend and vote at the EGM.

(3)	Holders of the ADS(s) will not be entitled to attend and vote at the EGM and cannot vote the Shares represented by their ADSs directly. New holders of the ADS(s) registered after the ADS Record Date will not be entitled to exercise their voting rights for the underlying Shares through Citibank, N.A., as the depositary of the ADSs.

(4)	Holders of the ADS(s) will not be entitled to attend and vote at the EGM. Holders of the ADS(s) as of the ADS Record Date who wish to exercise their voting rights for the underlying Shares must act through Citibank, N.A., as the depositary of the ADSs.

APPENDIX I	EXPECTED TIMETABLE FOR THE SHARE SUBDIVISION AND THE CHANGE IN BOARD LOT SIZE

(5)	The latest time to lodge the form of proxy prior to the date of the EGM is consistent with the Memorandum and Articles of Association. All the persons who are registered holders of the Shares as of the close of business on Tuesday, September 12, 2023, Hong Kong time will be entitled to attend and vote at the EGM. Completion and return of a form of proxy will not preclude a holder of Shares of the Company from attending in person and voting at the EGM or any adjournment thereof, should he or she so wish, but his/her proxy’s authority to vote on a resolution is to be regarded as revoked if he/she attend the EGM in person and vote on that particular resolution.

Dates or deadlines specified above are indicative only and may be varied by the Company. Any consequential changes to the expected timetable will be published or notified to the Shareholders as and when appropriate.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

NOTICE OF EXTRAORDINARY GENERAL MEETING

The attached Notice of Extraordinary General Meeting issued by Noah Holdings Private Wealth and Asset Management Limited (the “Company”) serves as the notice of Extraordinary General Meeting (the “Extraordinary General Meeting” or “EGM”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at ir.noahgroup.com.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated September 19, 2023 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

The Extraordinary General Meeting will be held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Thursday, October 26, 2023 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Wednesday, October 25, 2023, New York time), and at any adjourned meeting thereof, for the purpose to consider and vote on the following:

ORDINARY RESOLUTIONS

1.	“THAT subject to and conditional upon (i) the Hong Kong Stock Exchange granting the listing of, and permission to deal in, (a) the Subdivided Shares, (b) any Subdivided Shares which may be issued upon (A) exercise of the share options and share awards granted and to be granted under the Share Incentive Plans and (B) the vesting of the RSUs granted and to be granted under the RSU Plan; and (ii) the compliance with all relevant procedures and requirements under the laws of the Cayman Islands (where applicable), the requirements from NYSE and the Hong Kong Listing Rules to effect the Share Subdivision (as defined below), each of the issued and unissued ordinary shares of par value of US$0.0005 each be and is hereby subdivided into ten (10) ordinary shares of par value of US$0.00005 each, and such Subdivided Shares shall rank pari passu in all respects with each other in accordance with the Memorandum and Articles of Association and have the same rights and privileges and be subject to the same restriction as the Shares in issue prior to the Share Subdivision, with effect from the second business day immediately following the date on which this resolution is passed, being a day on which the Hong Kong Stock Exchange is open for business of dealing in securities (the “Share Subdivision”), such that after the Share Subdivision, the authorized share capital of the Company be changed from US$50,000 divided into 100,000,000 ordinary shares of par value of US$0.0005 each to US$50,000 divided into 1,000,000,000 ordinary shares of par value of US$0.00005 each, and that any Director be and is hereby authorized for and on behalf of the Company to execute and deliver all such documents, instruments and agreements and to do all such acts or things deemed by such Director in his/her absolute discretion to be incidental to, ancillary to or in connection with the matters contemplated in and/or for implementation of the Share Subdivision including but not limited to, cancelling any Existing Share Certificates and issuing Subdivided Share Certificates to holders of the existing Shares pursuant to the Share Subdivision.”

NOTICE OF EXTRAORDINARY GENERAL MEETING

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Tuesday, September 12, 2023, Hong Kong time, as the record date (the “Shares Record Date”) of ordinary shares.

Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the EGM and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Tuesday, September 12, 2023, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the EGM.

ATTENDING THE EGM

Only holders of Shares as of the Shares Record Date are entitled to attend and vote at the EGM.

PROXY FORM AND ADS VOTING INSTRUCTION CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his/her/its rights at the EGM. Holders of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote in respect of the ordinary shares represented by their ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting instruction card (for holders of ADSs), both of which are available on the website of the Company at ir.noahgroup.com.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Holders of the Shares on the Company’s register of members as of the Shares Record Date shall to date, execute and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or the ADS voting instruction card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 9:00 a.m. on October 24, 2023, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the EGM, and Citibank, N.A. must receive your voting instructions in the ADS voting instruction card by no later than 10:00 a.m. on October 17, 2023, New York time, to enable the votes attaching to the ordinary shares represented by your ADSs to be cast at the EGM.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jinbo Wang
Chairwoman of the Board

Hong Kong, September 19, 2023

As of the date of this announcement, the board of directors comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non-executive Directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent Directors.